Exhibit 99.15

CONSENT OF ATACAMA WATER CONSULTANTS

March 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas (Argentina) Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2023 (the “Form 40-F)

Atacama Water Consultants hereby consents to the use of its name in connection with reference to its involvement in the preparation of the following technical report (“the Technical Report”):

•
Technical Report titled “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina”, with an effective date of April 30, 2023 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to the undersigned in the Form 40-F. This consent extends to any amendments to the Form 40-F.

The undersigned also hereby consents to the use of its name in connection with reference to its involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to the undersigned in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8 and the registration statement (No. 333-269649) on Form F-10. This consent extends to any amendments to the Form S-8s or Form F-10, including post-effective amendments and any new Form S-8 registration statement filed by the Company incorporating by reference the Form 40-F.

Atacama Water Consultants

/s/ Frederik Reidel

Name: Frederik Reidel

Title: Managing Director